Exhibit 13

[Logo Omitted]

October 4, 2011

VIA EMAIL AND FAX

Board of Directors
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD  57104

Dear Directors:

HF Financial’s press release dated September 30, 2011 stated definitively that “the Board of Directors, in consultation with its outside counsel, has determined that PL Capital Group’s proxy solicitation and other recent actions are in violation of the federal banking laws because PL Capital Group has failed to obtain the required prior regulatory approval under the Federal Reserve Board’s control regulations.”  Please provide us with the basis for this statement.  Citations to specific sections of Regulation LL or other applicable regulations would be appropriate given the certainty of the conclusion expressed in the press release.

If the Board prefers, we would be glad to talk to the Board of Director’s outside counsel, as offered by Michael Vekich in his email to me dated August 16, 2011.

We are willing to address any legitimate concerns raised by HF Financial or others.  However, if the Board and its outside counsel do not have a supportable basis that you are willing to share with us, we find it difficult to address the Board’s concerns and ask that you retract the press release dated September 30, 2011.

Regards,

/s/ Richard Lashley
Richard Lashley
Principal